Exhibit 1
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FOR IMMEDIATE RELEASE                                            26 OCTOBER 2007


                              WPP GROUP PLC ("WPP")

             BatesAsia acquires majority stake in MeThinks in China

WPP announces that its wholly-owned operating company BatesAsia has agreed to acquire, subject to regulatory approvals, a majority stake in MeThinks, a leading integrated marketing services agency in China.

Founded in 2000, MeThinks is based in Shanghai and employs 98 people. Clients include adidas, Coca-Cola, Duracell, Gillette and Johnson & Johnson.

MeThinks's unaudited revenues for the year ended 31 December 2006 were RMB 34.9million, with gross assets at the same date of RMB 36.6million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                        T + 44 (0)20 7408 2204
www.wpp.com
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